UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MediaBay, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

58446J108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58446J108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 986,407

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 986,407

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 986,407

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 9.45%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RG Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 986,407

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 986,407

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 986,407

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 9.45%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer MediaBay, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2 Ridgedale Avenue, Suite 300 Cedar Knolls, New Jersey 07927

Item 2.
	(a)	Name of Person Filing See Item 2(c) below.
	(b)	Address of Principal Business Office or, if none, Residence See Item 2(c) below.
(c)

Citizenship
(1)           Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio

                c/o SEI Investments Global Fund Services, Ltd.

                Styne House, Upper Hatch Street

                Dublin 2 Ireland

                Cayman Islands segregated portfolio company

(2) RG Capital Management, L.P. (1) 3 Bala Plaza East, Suite 501 251 St. Asaphs Road Bala Cynwyd, PA 19004 Delaware limited partnership
	(d)	Title of Class of Securities Common Stock, no par value (the “Common Stock”)
	(e)	CUSIP Number 58446J108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(1) Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 4(b) below.
(b)

Percent of class:

Pursuant to a Securities Purchase Agreement dated as of March 21, 2005, Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (“Radcliffe”) purchased (i) 4,000 shares of the Issuer’s Series D Convertible Preferred Stock (the “Preferred Stock”), (ii) warrants to acquire 3,636,364 shares of Common Stock (the “Initial Common Warrants”), and (iii) warrants (the “Preferred Warrants”) to acquire (x) an additional 1,000 shares of the Preferred Stock and (y) warrants to acquire an additional 909,091 shares of Common Stock (the “Additional Common Warrants”).  Neither the Preferred Stock, the Initial Common Warrants nor, following their issuance, the Additional Common Warrants may be converted or exercised by Radcliffe to the extent that such conversion or exercise would result in Radcliffe having beneficial ownership of more than 4.99% of the number of shares of Common Stock issued and outstanding following such conversion or exercise; provided, that the terms of the Preferred Stock allow the Issuer, subject to certain conditions, to require Radcliffe and the other holders of the Preferred Stock to convert their Preferred Stock such that each holder of Preferred Stock beneficially owns up to 9.5% of the number of shares of Common Stock issued and outstanding after giving effect to all such mandatory conversions.  On August 10, 2005, the Issuer exercised its right to require such mandatory conversions of the Preferred Stock.  On October 25, 2005, the Issuer effected a one-for-six reverse stock split.  As a result of these mandatory conversions and following the reverse stock split, Radcliffe beneficially owned 986,407 shares of Common Stock on December 31, 2005, or 9.45% of the Issuer’s Common Stock based on 10,439,284 shares outstanding as of November 10, 2005.  Radcliffe continues to hold 701 shares of Preferred Stock, as well as the Initial Common Warrants (which became exercisable on September 21, 2005 and expire on September 21, 2010) and the Preferred Warrants (which are currently exercisable and expire on February 9, 2006).  The number of shares of Common Stock which may be acquired upon exercise of the Initial Common Warrants and the Additional Common Warrants (if issued) have been proportionately adjusted to reflect the reverse stock split.  RG Capital Management, L.P. disclaims beneficial ownership of the securities owned by Radcliffe.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: See Item 4(b) above.
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: See Item 4(b) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radcliffe SPC, Ltd. for and on behalf of the Class A
Convertible Crossover Segregated Portfolio
By: RG Capital Management, L.P.
By: RGC Management Company, LLC

	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: January 27, 2006

RG Capital Management, L.P.
By: RGC Management Company, LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: January 27, 2006

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value, of MediaBay, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 27th day of January, 2006.

Radcliffe SPC, Ltd. for and on behalf of the Class A
Convertible Crossover Segregated Portfolio
By: RG Capital Management, L.P.
By: RGC Management Company, LLC

	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RG Capital Management, L.P.
By: RGC Management Company, LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director